SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2021
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Ginah Yun
Name: Ginah Yun
Title: Director

Results of the 39th Annual General Meeting of Shareholders

1. Approval of Financial Statements		(Unit: KRW millions, except for EPS)

The 39th Fiscal Year (Year-end on December 31, 2020)

Consolidated	Total Assets	33,662,545	Revenues	23,916,667
	Total Liabilities	18,111,112	Operating Income	1,184,107
	Share Capital	1,564,499	Net Income	703,392
	Total Equity	15,551,433	Basic EPS (KRW)	2,684

KT Separate	Total Assets	28,027,926	Revenues	17,879,281
	Total Liabilities	14,824,369	Operating Income	878,239
	Share Capital	1,564,499	Net Income	665,493
	Total Equity	13,203,557	Basic EPS (KRW)	2,714

Audit Opinions		Consolidated	Unqualified
		KT Separate	Unqualified

2. Resolution of Dividends

Type of Dividend			Cash Dividend

Cash Dividend per Share (KRW)			1,350

Total Amount of Cash Dividends (KRW)			326,486,875,500

Dividend Yield (%)			5.3

3. Result of Resolutions

Agenda No. 1. Approval of Financial Statements for the 39th Fiscal Year :

g Approved as originally proposed

Agenda No. 2. Amendment to the Articles of Incorporation :

•  Agenda No. 2-1 Amendment to add items in Business Purposes

g Approved as originally proposed

•  Agenda No. 2-2 Amendment to reflect the amendment of the Commercial Act and the legislation of the Electronic Securities Act

g Approved as originally proposed

•  Agenda No. 2-3 Amendment to clearly define recipients of stock options

g Approved as originally proposed

Agenda No. 3. Election of Directors :

(Appointment of Three Directors: Two (2) Inside Directors and One (1) Outside Director)

•  Agenda No. 3-1 Inside Director Candidate : Mr. Jong-Ook Park

g Approved as originally proposed

•  Agenda No. 3-2 Inside Director Candidate : Mr. Kook-Hyun Kang

g Approved as originally proposed

•  Agenda No. 3-3 Outside Director Candidate : Mr. Gang-Cheol Lee

g Approved as originally proposed

Agenda No. 4. Election of an Outside Director to become an Audit Committee Member : Mr. Dae-You Kim

g Approved as originally proposed

Agenda No. 5. Approval of Ceiling Amount on Remuneration for Directors :

g Approved as originally proposed

4. Date of Annual General Meeting of Shareholders			March 29, 2021

5. Reference			The AGM Notice filed on March 9, 2021